UNITED STATES
                         SECURITIESANDEXCHANGECOMMISION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported): March 30, 2004


                                  TELYNX, INC.
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                                (Name of Issuer)

                            Preferred C Class Stocks
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                         (Title of Class of Securities)

                                    87972E209
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                                 (CUSIP Number)

             Paul Mataras/Beth Ochoa, 13520 Rye Street, Suite 105,
                     Sherman Oaks, CA 91423,(415) 812-0518
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             (Name, Address and Phone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 30, 2004
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             (Date of Event which Requires Filing of this Statement)


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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                  Talieh Safadi

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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      NA
                  (b)      NA

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         3.       SEC Use Only

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         4.       Source of Funds (See Instructions) PF

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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)   NA

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         6.       Citizenship or Place of Organization

                  U.S. Citizen

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NUMBER OF SHARES     7  SOLE VOTING POWER         NA
BENEFICIALLY OWNED   -----------------------------------------------------------
BY EACH REPORTING    8  SHARED VOTING POWER       49.3%
PERSON WITH          -----------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER    NA
                     ----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER  49.3%
                     -----------------------------------------------------------

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  45,000 shares convertible to 80,000 shares

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)

                  NA

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         13.      Percent of Class Represented by Amount in Row (11)

                  45.0%

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         14.      Type of Reporting Person (See Instructions)

                  Individual


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Item 1. Security and Issuer

          Preferred Series C Class C Shares carries 805,929 votes, and each converts to 80,000 common shares. Shares are issued by Telynx, Inc.


Item 2. Identity and Background

          (a)       Talieh Safadi

          (b)       13520 Rye Street, Suite 105, Sherman Oaks, CA 91423

          (c) Talieh Safadi is a Writer, Director, Producer, and bonified filmmaker in Hollywood.

          (d) Talieh Safadi has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Talieh Safadi has not, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

          (f)       U.S. citizenship


Item 3. Source and Amount of Funds or Other Consideration

          Talieh Safadi, with Paul Mataras (see other 13D filing on this date), paid $10.00 from personal funds to acquire the assets and assume the liabilities of the Telynx, Inc.

Item 4. Purpose of Transaction

          Telynx, Inc. has been dormant for approximately one year. The purpose of this transaction is to acquire the assets and assume the liabilities of Telynx, Inc. by Talieh Safadi and Paul Mataras from former CEO/ Chairman Ali Al-Dawhi and President/director Scott Munden. It is the intension of Safadi and Mataras to resume operations, build up the company, and settle the liabilities and debts of Telynx, which include the Internal Revenue Service and the Department of Labor. Safadi and Mataras plan to hire software engineers to create an updated version of the signature software.


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




          (a) Scott Munden placed 7,500,000 shares in an escrow account and Ali Al-Dawhi placed an additional 22,500,000 shares in an escrow account. The shares in escrow are to be used to settle a portion of the liabilities. In return, Talieh Safadi received 45,000 preferred "C" class shares.

          (b) Safadi, with Mataras have acquired voting control of Telynx, Inc.

          (c) The sale transfers controlling interest in Telynx, Inc. from Al- Dawhi and Munden to Safadi and Mataras.

          (d) A new board of directors will be elected and there will be new management consisting, in part, of Safadi. Safadi will become Chairman of the Board.

          (e) There is no material change in the present capitalization or dividend policy of Telynx, Inc.

          (f) There is no material change in Telynx, Inc.'s business or corporate structure, just a change of control of the corporation and the personnel.

          (g) There are no changes in the Telynx, Inc. bylaws or instruments corresponding thereto.

          (h) There is no class of securities of Telynx to be delisted from a national securities exchange. Telynx, Inc. will continue to be listed on The Pink Sheet.

          (i) There are no other actions similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

          (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1, are 45,000 shares of Preferred Class C stock convertible to 80,000 common shares, and giving Safadi 45.0% of the Preferred Class C Stock.

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          (b)       Safadi has 45% of the Preferred Class C stock which as such, gives Safadi and Mataras the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of the stock.

          (c) Safadi and Mataras purchased the assets and assumed the liabilities of Telynx by paying $10.00, which was deposited in the Telynx, Inc. bank account. Safadi received 45,000 shares of Preferred Class C Stock. Also on this date, Paul Mataras received 45,000 shares of Preferred Class C Stock (see other 13D filing on this date). There was no other trading of this Preferred Class C Stock in the past 60 days, since Telynx, Inc. has remained dormant for approximately one year. The date of the transaction was on or about March 30, 2004.

          (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)       Does not apply.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Talieh Safadi and Paul Mataras acquired the assets and assumed the liabilities of the corporation and for consideration of $10.00 and the assumption of liabilities, which amount to approximately $4.8 million. Additionally, Scott Munden placed 7,500,000 shares in an escrow account and Ali Al-Dawhi placed an additional 22,500,000 shares in an escrow account. The shares in escrow are to be used to settle a portion of the liabilities. In return, Safadi receives 45,000 preferred "C" class shares and Mataras receives 45,000 preferred "C" class shares (see other 13D filing on this date).



Item 7. Material to Be Filed as Exhibits

          EXHIBIT A is the purchase agreement between Safadi/Mataras, and Al-Dawhi/Munden.



  /s/ Talieh Safadi
  ---------------------------
  Talieh Safadi,
  Chairman of the Board

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 20, 2004


  /s/ Talieh Safadi
  ---------------------------
  Talieh Safadi,
  Chairman of the Board

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